UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 4, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON AUGUST 31st, 2017

1.                                     Date, Time and Place: Held on August 31st, 2017, at 8:30AM, at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: The members of the Board of Directors of Fibria Celulose S.A. (“Company”) were dully called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The totality of the sitting members of the Board of Directors, that is, Messrs José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza e Raul Calfat.

4.                                     Presiding: Mr. José Luciano Duarte Penido — Chairman of the Board of Directors

Ms. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: Deliberate about the (i) review of the Company’s Corporate Policies; (ii) evaluation of the Main Executives Succession Plan of the Company; and (iii) proposal for the self-evaluation of the Board of Directors related to the 2017 round.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided to:

(i)                                    Company’s Corporate Policies

Approve, by the totality of votes and without reservations and/or qualifications, the review of the following Corporate Policies:

Policy of Authorities;

Market Risk Management Policy; and

Indebtedness Management Policy;

The terms of such Policies approved hereby will be , from this date, according the Exhibits of this resolution, which are Exhibit I — Policy of Authorities, Exhibit II — Extract of the Market Risk Management Policy and Exhibit III — Indebtedness Management Policy, all available on the Company’s webpage and at the Company’s headquarters.

(ii)                                Main Executives Succession Plan of the Company

In light of the permanent discussion about the succession of the main executives of the Company, under the coordination of the Chairman of the Board of Directors and, ensuring the continuity of the management of the Company, the members of the Board of Directors decide to approve, by the totality of votes, the Main Executives Succession Plan of the Company, according to the recommendation of the Personnel and Remuneration Committee.

(iii)                            Self-Evaluation of the Board of Directors

Approve the proposal for the self-evaluation of the Board of Directors regarding the 2017 turn. For such self-evaluation, the Board of Directors will receive the technical support from the consultant Mr. Luiz Carlos Cabrera. The self-evaluation will take place from September to November of this year.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance Meeting Board: Mr. José Luciano Duarte Penido (Chairman of the Board of Directors) and Ms. Claudia Elisete Rockenbach Leal (Secretary). Attendance: Messes. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda (Vice-Chairman of the Board of Directors); João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; and Raul Calfat.

São Paulo, August 31st, 2017.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman of the Board of Directors	Secretary

Exhibit I — Policy of Authorities

1. OBJECTIVE

This Policy of Authorities (“Policy”) is designed to set the approval authority limits for the Executive Board and the Board of Directors of Fibria Celulose S.A. (“Fibria” or “the Company”) in relation to the operations described in item 4 below. This Policy should be read and interpreted in conjunction with Fibria’s By-Laws, which set forth the general management rules, as well as with the Shareholders’ Agreement, which sets out the items that require prior approval by Fibria’s Controlling Shareholders at a prior meeting. In the case of conflict between this Policy and the provisions set forth in the Company’s by-Laws and in the Shareholders’ Agreement, the rules established by the Company’s by-Laws and in the Shareholders’ Agreement should prevail. The approval authority set forth in this policy does not replace the approvals set forth in the Company’s by-Laws and in the Shareholders’ Agreement, whichever the case.

2. COVERAGE

This Policy is applicable to Fibria, as well as to all members of the Company’s Senior Management, executive officers and its employees, including those who work directly or indirectly at Fibria.

3. DEFINITIONS

Whenever used in this Policy, the capitalized terms will have, both in the singular as well as in the plural, the following meanings:

a)      Controlling Shareholders: the group consisting of Votorantim Industrial S.A. and BNDES Participações S.A. — BNDESPAR.

b)      Alta Administração: são todos os membros integrantes do Conselho de Administração e da Diretoria da Companhia, bem como os membros dos Comitês de Assessoramento ao Conselho de Administração e, ainda, pessoa ou grupo de pessoas que dirige e administra uma empresa no mais alto nível da estrutura hierárquica da organização.

c)      Shareholders’ Agreement: is the Shareholders’ Agreement signed between the Controlling Shareholders, dated October 29, 2014, as well as any other versions that may replace it.

d)      Fibria’s Ombudsman Channel: this is the channel that is designed to receive, analyze and resolve ethical questions.

e)      By-Laws: the Company’s By-Laws which are in force at the time the specific conduct takes place.

f)      Financial Transactions: These are operations which are carried out by the Company and its related companies, subsidiaries and affiliates with the aim of obtaining and/or negotiating financial resources between themselves or with other economic and/or financial agents. The concept covers, but is not restricted to, operations which involve financial investments, loans and financing, derivatives, foreign exchange, discount and assignment of receivables, surety, guarantee, credit or insurance.

g)      Related Parties: as per the definitions established in Fibria’s Policy regarding Transactions with Related Parties (PC.00.021).

4. GUIDELINES

4.1. Will depend upon prior approval from the Company’s Board of Directors:

4.1.1.               Operations involving the sale or encumbrance of the Company’s fixed assets, where the individual amounts of each operation exceed the limit of twenty million Reais (R$20,000,000.00).

4.1.1.1.     Exceptions to the rule set forth in item 4.1.1 above are cases of barter and donations, which require approval by the Executive Board and by the Board of Directors, regardless of the amount involved.

4.1.2. Provision of guarantees of any whatsoever type on behalf of third parties, regardless of the amount involved.

4.1.2.1. Exceptions to the rule set forth in item 4.1.2 above are those guarantees provided on behalf of companies or entities which are controlled by the Company itself, either alone or in combination, and the guarantees of any whatsoever type which are offered in judicial proceedings in which the Company or its subsidiaries are involved, which do not require authorization from the Executive Board;

4.1.3.               The execution of Financial Agreements by the Company, where the individual amounts of each operation exceed the limit of fifty million US dollars (US$50,000,000.00).

4.1.3.1.  The following Financial Agreements are exceptions to the rule set forth in item 4.1.3 above: (i) regardless of the amount, the bank deposits made in accordance with the Market Risk Management Policy (PC.04.225); and (ii) pre payment export operations (PPE) between the Company and its controlling entities and exchange operations, which shall be approved by the Executive Board only for those operations which the individual amount exceeds one hundred million dollar (US$ 100.000.000,00).

4.1.4.               The entering into of any whatsoever legal business which is not specified in the other items of this clause which bind the Company, or which exempt third parties from liability to the company where the individual amounts of each operation exceed the limit of twenty eight million Reais (R$28,000,000.00).

4.1.4.1.     Exceptions to the rule set forth in item 4.1.4 above are (i) the contracts for the sale of pulp; (ii) the execution and renewal of contracts with suppliers (over the fence plants) entered into at the time of the implementation of the industrial units; and (iii) the contracting and renewal of contracts with concessionaires, including, but not restricted to, contracts signed with Comgas, MS Gas, Petrobras Gas, ALL and MRS, which do not require authorization from the Executive Board;

4.1.5.               Operations involving the acquisition, assignment, transfer, disposal or encumbrance, of any kind or type, of shareholdings, regardless of the proposed amount.

4.2. Will depend upon prior approval from the Company’s Board of Directors:

4.2.1.               Operations involving the disposal or encumbrance of the Company’s fixed assets, where the individual amounts of each operation exceed the limit of fifty million Reais (R$50,000,000.00) and/or those related to fixed assets, which either alone or in cumulative terms, exceed, within the space of twelve (12) months, five per cent (5%) of the total assets, based on the most recent quarterly financial statements;

4.2.1.1.     Exceptions to the rule set forth in item 4.2.1 above are cases of barter and donations, which require approval by the Executive Board and by the Board of Directors, regardless of the amount involved.

4.2.2. Provision of guarantees of any whatsoever type on behalf of third parties, regardless of the amount involved.

4.2.2.1.     Exceptions to the rule set forth in item 4.2.2 above are those guarantees provided on behalf of companies or entities which are controlled by the Company itself, either alone or in combination, and the guarantees of any whatsoever type which are offered in judicial proceedings in which the Company or its subsidiaries are involved, which do not require authorization from the Board of Directors;

4.2.3.               The performance of Financial Transactions by the Company, where the individual amount of each operation exceed the limit of one hundred million US dollars (US$100,000,000.00). In relation to the Net Debt  to EBITDA, there shall be respected the rules stated in the Shareholders Agreement.

4.2.3.1   Exceptions of the rule set forth in item 4.2.3 above are the bank deposits, made in accordance with the Market Risk Management Policy (PC.04.225).

4.2.4.               The performance of any whatsoever legal business which is not specified in the other items of this clause which bind the Company, or which exempt third parties from liability to the company (i) where the individual amounts of each operation exceed the limit of four hundred and fifty million Reais (R$450,000,000.00); (ii) where the amounts during the fiscal year, exceed the limit of three billion Reais (R$3,000,000,000.00), pursuant to the provision set forth in item 4.2.5 below; and/or (iii) where the amounts during the fiscal year or per operation, imply an increase in the Net Debt to EBITDA ratio to a level greater than 3.5 (three point five) times.

4.2.4.1.     Exceptions to the rule set forth in item 4.2.4 above are (i) the contracts for the sale of pulp; (ii) the execution and renewal of contracts with suppliers (over the fence plants) entered into at the time of the implementation of the industrial units; and (iii) the contracting and renewal of contracts with concessionaires, including, but not restricted to, contracts signed with Comgas, MS Gás, Petrobras Gás, ALL and MRS, which do not require authorization from the Board of Directors;

4.2.5.               The performance of any whatsoever legal business between the Company and its subsidiaries, on the one hand, and any whatsoever related parties, on the other hand, where the individual amounts of each operation exceed the limit of twenty million Reais (R$20,000,000.00), or imply an increase in the Net Debt to EBITDA ratio to a level greater than three point five (3.5) times.

4.2.6.               Operations involving the acquisition, assignment, transfer, disposal or encumbrance, of any kind or type, of shareholdings, where the amounts during the fiscal year exceed the sum of thirty million Reais (R$30,000,000.00).

4.2.6.1.     Exceptions to the rule set forth in item 4.2.6 above are those cases of the acquisition of any shareholdings in companies whose main activity is not set forth in the Company’s corporate purpose or investments in businesses alien to the Company’s core purpose, which require the approval by the Board of Directors, regardless of the amount involved.

5. RESPONSIBILITIES

All members of Fibria’s Senior Management, executive officers, its employees, third parties and collaborators are required to be familiar with, have access to and understand this Policy, the Company’s By-Laws and the Shareholders’ Agreement and to be aware of their respective obligations in relation to its application.

The members of the Company’s Senior Management should disclose this Policy to Fibria’s executive officers and its employees and third parties (including its legal representatives) and ensure that it is complied with, as well as informing everyone that the provisions set forth in this Policy do not replace or cancel those contained in the Company’s By-Laws and in the Shareholders’ Agreement, particularly in relation to the items that depend upon prior approval from the Controlling Shareholders, as defined in the Shareholders’ Agreement.

The members of the Company’s Senior Management, executive officers and its employees and third parties (including its legal representatives) should observe compliance with this Policy before representing and/or authorizing the Company’s representation (as per Release Approval Authority Policy PC.00.009) in the execution of any whatsoever documents/operations described in item 4 above.

Any cases of non-compliance with this Policy, with the Company’s By-Laws and with the Shareholders’ Agreement in force should immediately be reported or communicated to the immediate manager, to the Legal Department and/or to the General Risk and Compliance Officer.

5.1 Legal Department

The Legal Department has the following responsibilities, in addition to those established in this Policy:

a)      To disseminate the concepts of this Policy;

b)      To forward the queries which they receive in connection with corporate governance;

c)      To give appropriate treatment to those cases of non-compliance with this Policy which they are notified of; and

d)      To update the approval authority levels established under this Policy whenever requested to do so by the Company’s Board of Directors.

5.2 Risk and Compliance Management Departments

The General Risk and Compliance Management Department has the following responsibilities, in addition to those established in this Policy:

a)                  To support the dissemination of the concepts of this Fibria Policy by means of the Compliance Program

b)      To monitor the Company’s activities at regular intervals in order to ensure compliance;

c)      To give appropriate treatment to all cases of non- compliance which it is notified of;

d)      To inform the Company’s Executive Board and its Board of Directors at regular intervals regarding cases of non- compliance and the corresponding measures;

e)      To act as a facilitator in the implementation of this program.

5.3 Ombudsman Department

The Ombudsman Department is responsible for receiving any complaints of non-compliance with this Policy and with the rules contained in the Company’s By-Laws and in the Shareholders’ Agreement and, is must involve the General Risk and Compliance Officer (Compliance Officer) and the Legal Department from the moment it receives the complaint.

Approval: 3rd issuance of this Policy as approved at the General Meeting of the Company’s Board of Directors held on August 31st, 2017.

6. ASSOCIATED BUSINESS RISKS

Non-compliance with this policy can result in:

a)                  questioning by third parties, including domestic and international regulatory bodies, with regard to compliance with the Company’s governance rules;

b)      regulatory and corporate risks;

c)      Illegality;

d)      Unethical management; and

e)      Failures in communication.

7. ATTACHMENTS

Not applicable.

Exhibit II — Extract of the Market Risk Management Policy

On August 31, 2017, Fibria’s Board of Directors approved the annual revision of the Company’s Market Risk Management Policy.

The Market Risk Management Policy is the policy that determines the broad market risk management parameters. Under the master policy we have: Cash Investment Management, Foreign Exchange Risk Management, Interest Rate Risk Management, Pulp Price Risk Management, Counterparty and Issuer Risk Management and Indebtedness Management.

The investment management has the purpose of managing market risk, liquidity risk and counterparty risk of the Company’s cash investment. The Policy defines: eligible financial instruments, a minimum amount on low risk assets (Brazilian or U.S. treasury) and eligible counterparty or issuer. For the credit risk control, it has maximum concentration limits on private counterparty. All hedging operations and cash investments in Brazil are registered on the securities clearinghouse (CETIP).

For cash investments on private counterparties or issuers, it applies the following parameters:

•                  Minimum global rating “BBB+” (S&P/Fitch) or “Baa1” (Moody’s), for counterparties outside Brazil;

•                  Minimum Brazilian rating “A” (S&P/Fitch) or “A2” (Moody’s), for counterparties in Brazil;

•                  A maximum allocation per counterparty of the least of:

•                  Up to 10% of the counterparty net worth (according to the counterparty rating);

•                  Up to 25% of Fibria’s total cash per counterparty for cash investments in Brazil (according to the counterparty rating);

•                  Up to 27,5% of Fibria’s total cash per counterparty cash investments outside Brazil (according to the counterparty rating);

•                  Up to 15% of Fibria’s net worth.

The Company will maintain a Minimum Cash Balance, as defined below, in order to avoid that any cash flow mismatches jeopardizes its liquidity.

The Minimum Cash Balance is defined as the sum of: (i) the minimum cash necessary to support Fibria´s operational cash conversion cycle; (ii) the minimum cash necessary to support short term debt service, which includes interest and principal (for the next 12 months); (iii) income tax and other fiscal contributions (for the next 12 months).

The revolving credit facilities (Revolver / Stand by facility) can be considered to cover the Minimum Cash Balance provided that the remaining term is longer than 360 days.

In addition, the Company may seek additional liquidity, through a revolving credit facility, to meet the minimum cash balance according to rating agencies methodology.

The market risk management objective is to protect the potential cash generation in Brazilian Real using hedging instruments (for interest rates, foreign exchange rates and pulp price). For the use of hedging instruments applies the following parameters and rules:

•                  Have an effective or highly probable exposition to hedge;

•                  Use only the approved instruments: Plain Vanilla Swap, Forward, Call, Put, Collar or Futures (BM&F Bovespa);

•                  Adequate concentration on private counterparty by credit rating;

•                  Daily derivatives fair value monitoring;

•                  Compliance of the cash flow’s hedged position for the maximum tenor of 18 months, which can be up to 24 month with the Financial Committee recommendation. Unusually for the period from the start of construction of Três Lagoas 2 Project until it has reached its full operational capacity, cash flow hedge position may reach the limit of 36 months;

•                  For loan’s hedged position, the maximum tenor and amount are determined by the underlying’s loan terms.

•                  Annual revision of the Market Risk Policy and its complementary policies.

The annual Policy revision is approved by the Board of Directors.

The company has a Market Risk Commission, responsible for the technical analysis and monitoring its financial transactions. This Commission gathers on a quarterly basis and has members of the Financial department and the Governance, Risk and Compliance department. The Financial Committee, composed mainly by Stockholders, which gathers at least 6 times per year, is consulted, informed and provides recommendation to the Board of the Company’s main financial operations.

The Governance, Risk and Compliance department is responsible for the control and compliance of the market risk exposure of the Company. It reports independently for the CEO and for all other departments and Committees involved in this process. The Treasury department is responsible for the execution and management of the financial transactions.

The monitoring is done by an internal system that allows the company to have a daily mark-to-market data and other exposure analysis. The company also has an internal mark-to-market manual and risk exposure manual, revised by a specialized risk consulting firm, which determines the methodology used for derivatives calculations.

Exhibit III — Indebtedness Management Policy

The annual revision of the Indebtedness Management Policy was approved by the Board of Directors on August 31, 2017.

OBJECTIVE

This Policy aims to set guidelines for indebtedness management, paving the way to regain and maintain, at all times, investment grade level by S&P, Moody´s and Fitch. As a consequence, Fibria will increase its access to debt markets and will be able to diversify its financing sources at lower costs, thus creating value to stakeholders.

This Policy reinforces Fibria’s corporate governance and is part of its internal controls. It is complementary to the “Market Risk Management Policy” and is applicable to Fibria Celulose S.A., its subsidiaries and affiliates (Company).

The Risk Management Department has the discretion to control and report, independently, those indicators described herein.

GUIDELINES

Fibria will pursuit to maintain a Net Debt to Adjusted EBITDA ratio within the range of 2.0x and 2.5x.

Nevertheless, Fibria can achieve, temporarily, a maximum leverage ratio of 3.5x during its expansion / investment cycle. At no time, Fibria will take strategic and management decisions that will cause this ratio to exceed 3.5x.

The Net Debt to Adjusted EBITDA ratio is the division of the Net Debt converted to US dollars by the closing period’s exchange rate by the Adjusted EBITDA accumulated during the last four quarters, in US dollars.

CONTRACTUAL FINANCIAL COVENANTS

This Policy shall also consider contractual financial covenants, including a safety margin to further support on its achievements. The calculation of the contractual financial covenants is presented in the annual and quarterly financial statements (DFP and ITR) published by the Company.

SOURCE OF FUNDS

The Company will prioritize sources of funds in the same currency of its cash generation, thus seeking a natural currency hedge for its cash flow. Instruments shall be compatible with the Company’s desired debt profile. All sources of funds shall be approved by the bodies required by the current Bylaws, policies and internal procedures.

CONTINGENCY PLAN

Should the Net Debt to Adjusted EBITDA ratio not be within the guidelined limits due to exogenous facts, all efforts shall be taken to bring it back to compliance. Fibria’s Treasury is in charge of elaborating the Contingency Plan, which will specify all necessary actions to recover the guidelined range. This plan shall be submitted to the Finance Committee and duly monitored by all involved parties in this process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO